December 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Justin T. Dobbie Division of Corporate Finance

Re:	Rainbow Coral Corp. ("the Company")
Amendment No. 4 to Registration Statement on Form S-1/A
File No. 333-169554
Filed ___________, 2010

Dear Mr. Dobbie:

In response to your letter of December 13, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed December 6, 2010 we herewith transmit the Company’s Fourth Amended Registration Statement on Form S-1. Below, for your ease of reference, are our responses to your comments numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Registration Statement cover page

1.
We note the most recent amendment is marked as Amendment 4 although it appears to be Amendment No. 3. Please ensure future amendments are properly marked and numbered consecutively. Refer to Securities Act Rule 470.

RESPONSE:

We concur with the Staff and have marked this amendment as amendment 4.

Securities and Exchange Commission
12/17/2010

Business Summary, page 5

2.	We note your response to prior comment 1. We are unable to locate the revised disclosure you propose in your summary section. Please revise to include this disclosure in the next amendment.

RESPONSE

We concur with the Staff and have inserted the missing disclosure.

3.
Please revise the summary to prominently state, if true, that even if you raise 100% of the offering this will not provide you with sufficient capital to begin generating revenues from operations and that you will likely not begin generating revenues until at least 18 months after you complete the additional $500,000 capital raise.

RESPONSE

We concur with the Staff and have revised the summary as requested.

Other

4.	Please provide a current dated signed consent from your independent public accountant in the next amendment.

RESPONSE

We concur with the Staff and have provided a current dated signed consent from our independent public accountant.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):

1.	Rainbow Coral Corp’s Form S-1/A-4 Registration Statement